UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________________________________

SCHEDULE 14F-1

___________________________________

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

LUXXO, INC.

FORMERLY KNOWN AS GLOBAL BRIDGE CAPITAL, INC.

(Exact name of registrant as specified in its corporate charter)

333-215528

Commission File No.

Delaware

(State of Incorporation)

38-4015038

(IRS Employer Identification No.)

15-7 Tower B, The Vertical Business Suite, Bangsar South City,

No. 8, Jalan Kerinchi, 59200, Kuala Lumpur, Malaysia

(Address of principal executive offices)

________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF

DIRECTORS AND OFFICERS

________________________________________________________________________

LUXXO, INC.

FORMERLY KNOWN AS GLOBAL BRIDGE CAPITAL, INC.

15-7 Tower B, The Vertical Business Suite, Bangsar South City,

No. 8, Jalan Kerinchi, 59200, Kuala Lumpur, Malaysia

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about November 1, 2018 to the holders of shares of common stock, par value $0.0001 (the "Common Stock") of Luxxo, Inc., formerly known as Global Bridge Capital, Inc., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the change in the control party of the Company, the resignation of officers and directors (Tan Yu Chai, Phang Kuang Yoang, Goh Hock Seng and Jeremy Mah Waye Shawn) and the appointment our new officers and directors (Ch'ng Wee Ling, Lim Wei Foon, Ee Ewe Chuan and Tan Boon Yew).

On October 21, 2018, Phang Kuang Yoang, a shareholder of Global Bridge Capital, entered into a Share Purchase Agreement with Benny Lee Joo Chai. Pursuant to this agreement Phang Kuang Yoang transferred 1,250,000 shares of our common stock to Benny Lee Joo Chai in consideration of $125.00.

On October 21, 2018, Dennis Patrick McMahon, a shareholder of Global Bridge Capital, entered into a Share Purchase Agreement with Benny Lee Joo Chai. Pursuant to this agreement Dennis Patrick McMahon transferred 100,000 shares of our common stock to Benny Lee Joo Chai in consideration of $10.00.

On October 21, 2018, Jeremy Mah Waye Shawn, a shareholder of Global Bridge Capital, entered into a Share Purchase Agreement with Benny Lee Joo Chai. Pursuant to this agreement Jeremy Mah Waye Shawn transferred 3,750,000 shares of our common stock to Benny Lee Joo Chai in consideration of $375.00.

On October 21, 2018, Goh Hock Seng, a shareholder of Global Bridge Capital, entered into a Share Purchase Agreement with Benny Lee Joo Chai. Pursuant to this agreement Goh Hock Seng, transferred 5,000,000 shares of our common stock to Benny Lee Joo Chai in consideration of $500.00.

On October 21, 2018, Tan Yu Chai, a shareholder of Global Bridge Capital, entered into a Share Purchase Agreement with Benny Lee Joo Chai. Pursuant to this agreement Tan Yu Chai, transferred 5,000,000 shares of our common stock to Benny Lee Joo Chai in consideration of $500.00.

On October 21, 2018, Mr. Tan Yu Chai resigned as Director; such resignation is to be effective ten days after the filing and mailing of this Information Statement. The resignation was not the result of any disagreement with us on any matter relating to our operations, policies or practices.

On October 21, 2018, Mr. Phang Kuang Yoang resigned as Director; such resignation is to be effective ten days after the filing and mailing of this Information Statement. The resignation was not the result of any disagreement with us on any matter relating to our operations, policies or practices.

On October 22, 2018, Benny Lee Joo Chai, a shareholder of Global Bridge Capital, entered into a Share Purchase Agreement with Ch’ng Wee Ling. Pursuant to this agreement Benny Lee Joo Chai, transferred 4,025,000 shares of our common stock to Ch’ng Wee Ling in consideration of $402.50.

On October 22, 2018, Benny Lee Joo Chai, a shareholder of Global Bridge Capital, entered into a Share Purchase Agreement with Lim Wei Foon. Pursuant to this agreement Benny Lee Joo Chai, transferred 4,025,000 shares of our common stock to Lim Wei Foon in consideration of $402.50.

On October 22, 2018, Benny Lee Joo Chai, a shareholder of Global Bridge Capital, entered into a Share Purchase Agreement with Ee Ewe Chuan. Pursuant to this agreement Benny Lee Joo Chai, transferred 4,025,000 shares of our common stock to Ee Ewe Chuan in consideration of $402.50.

On October 22, 2018, Benny Lee Joo Chai, a shareholder of Global Bridge Capital, entered into a Share Purchase Agreement with Tan Boon Yew. Pursuant to this agreement Benny Lee Joo Chai, transferred 4,025,000 shares of our common stock to Tan Boon Yew in consideration of $402.50.

On October 23, 2018, the board voted in favor of removing Tan Yu Chai from his position with the Company as Chief Executive Officer, and Phang Kuang Yoang from his position as Chief Financial and Accounting Officer; such removals from office are to be effective ten days after the filing and mailing of this Information Statement. The removals from office were not the result of any disagreement with us on any matter relating to our operations, policies or practices.

On October 23, 2018, Mr. Goh Hock Seng resigned as President and and Director; such resignations are to be effective ten days after the filing and mailing of this Information Statement. The resignations were not the result of any disagreement with us on any matter relating to our operations, policies or practices.

On October 23, 2018, Mr. Jeremy Mah Waye Shawn resigned as Chief Investment Officer and Director; such resignations are to be effective ten days after the filing and mailing of this Information Statement. The resignations were not the result of any disagreement with us on any matter relating to our operations, policies or practices.

On October 23, 2018, Ch'ng Wee Ling, Lim Wei Foon, Ee Ewe Chuang and Tan Boon Yew were appointed Directors of the Company; such action is to be effective ten days after the filing and mailing of this Information Statement.

On October 23, 2018, Ch'ng Wee Ling was appointed President of the Company; such action is to be effective ten days after the filing and mailing of this Information Statement.

On October 23, 2018, Lim Wei Foon was appointed Chief Financial Officer and Chief Accounting Officer of the Company; such action is to be effective ten days after the filing and mailing of this Information Statement.

On October 23, 2018, Ee Ewe Chuan was appointed Chief Executive Officer of the Company; such action is to be effective ten days after the filing and mailing of this Information Statement.

On October 23, 2018, Tan Boon Yew was appointed Chief Marketing Officer of the Company; such action is to be effective ten days after the filing and mailing of this Information Statement.

On October 24, 2018, the Company’s Board of Directors approved to change the name of the Company from “Global Bridge Capital, Inc.” to “Luxxo, Inc.” The name change was also approved by a majority shareholder vote without conducting a shareholders’ meeting as permitted by the Delaware Corporation Act.

On October 24, 2018, we filed a Certificate of Amendment with the Delaware Secretary of State. The effective date of the name change shall be upon the acceptance of the Certificate of Amendment with the Secretary of State of the State of Delaware. The Certificate of Amendment is filed as Exhibit 3.1 to Form 8-K filed on October 29, 2018, and is incorporated herein by reference.

On October 22, 2018 there were 16,100,000 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, did not hold any position with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of October 22, 2018, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Class (2)
Common Stock	Ch’ng Wee Ling, with an address at 15-7 Tower B, The Vertical Business Suite, Bangsar South City,No. 8, Jalan Kerinchi, 59200, Kuala Lumpur, Malaysia	4,025,000	25%
Common Stock	Lim Wei Foon, with an address at 15-7 Tower B, The Vertical Business Suite, Bangsar South City,No. 8, Jalan Kerinchi, 59200, Kuala Lumpur, Malaysia	4,025,000	25%
Common Stock	Ee Ewe Chuan, with an address at 15-7 Tower B, The Vertical Business Suite, Bangsar South City,No. 8, Jalan Kerinchi, 59200, Kuala Lumpur, Malaysia	4,025,000	25%
Common Stock	Tan Boon Yew, with an address at 15-7 Tower B, The Vertical Business Suite, Bangsar South City,No. 8, Jalan Kerinchi, 59200, Kuala Lumpur, Malaysia	4,025,000	25%

(1)   Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting investment power or has the power to acquire such beneficial ownership within 60 days. Accordingly, the numbers assume a closing has occurred.

(2)   Based on 16,100,000 shares of Common Stock issued and outstanding.

CHANGES IN CONTROL AND CHANGE OF BOARD OF DIRECTORS

On October 21, 2018, Phang Kuang Yoang, a shareholder of Global Bridge Capital, entered into a Share Purchase Agreement with Benny Lee Joo Chai. Pursuant to this agreement Phang Kuang Yoang transferred 1,250,000 shares of our common stock to Benny Lee Joo Chai in consideration of $125.00.

On October 21, 2018, Dennis Patrick McMahon, a shareholder of Global Bridge Capital, entered into a Share Purchase Agreement with Benny Lee Joo Chai. Pursuant to this agreement Dennis Patrick McMahon transferred 100,000 shares of our common stock to Benny Lee Joo Chai in consideration of $10.00.

On October 21, 2018, Jeremy Mah Waye Shawn, a shareholder of Global Bridge Capital, entered into a Share Purchase Agreement with Benny Lee Joo Chai. Pursuant to this agreement Jeremy Mah Waye Shawn transferred 3,750,000 shares of our common stock to Benny Lee Joo Chai in consideration of $375.00.

On October 21, 2018, Goh Hock Seng, a shareholder of Global Bridge Capital, entered into a Share Purchase Agreement with Benny Lee Joo Chai. Pursuant to this agreement Goh Hock Seng, transferred 5,000,000 shares of our common stock to Benny Lee Joo Chai in consideration of $500.00.

On October 21, 2018, Tan Yu Chai, a shareholder of Global Bridge Capital, entered into a Share Purchase Agreement with Benny Lee Joo Chai. Pursuant to this agreement Tan Yu Chai, transferred 5,000,000 shares of our common stock to Benny Lee Joo Chai in consideration of $500.00.

On October 21, 2018, Mr. Tan Yu Chai resigned as Director; such resignation is to be effective ten days after the filing and mailing of this Information Statement. The resignation was not the result of any disagreement with us on any matter relating to our operations, policies or practices.

On October 21, 2018, Mr. Phang Kuang Yoang resigned as Director; such resignation is to be effective ten days after the filing and mailing of this Information Statement. The resignation was not the result of any disagreement with us on any matter relating to our operations, policies or practices.

On October 22, 2018, Benny Lee Joo Chai, a shareholder of Global Bridge Capital, entered into a Share Purchase Agreement with Ch’ng Wee Ling. Pursuant to this agreement Benny Lee Joo Chai, transferred 4,025,000 shares of our common stock to Ch’ng Wee Ling in consideration of $402.50.

On October 22, 2018, Benny Lee Joo Chai, a shareholder of Global Bridge Capital, entered into a Share Purchase Agreement with Lim Wei Foon. Pursuant to this agreement Benny Lee Joo Chai, transferred 4,025,000 shares of our common stock to Lim Wei Foon in consideration of $402.50.

On October 22, 2018, Benny Lee Joo Chai, a shareholder of Global Bridge Capital, entered into a Share Purchase Agreement with Ee Ewe Chuan. Pursuant to this agreement Benny Lee Joo Chai, transferred 4,025,000 shares of our common stock to Ee Ewe Chuan in consideration of $402.50.

On October 22, 2018, Benny Lee Joo Chai, a shareholder of Global Bridge Capital, entered into a Share Purchase Agreement with Tan Boon Yew. Pursuant to this agreement Benny Lee Joo Chai, transferred 4,025,000 shares of our common stock to Tan Boon Yew in consideration of $402.50.

On October 23, 2018, the board voted in favor of removing Tan Yu Chai from his position with the Company as Chief Executive Officer, and Phang Kuang Yoang from his position as Chief Financial and Accounting Officer; such removals from office are to be effective ten days after the filing and mailing of this Information Statement. The removals from office were not the result of any disagreement with us on any matter relating to our operations, policies or practices.

On October 23, 2018, Mr. Goh Hock Seng resigned as President and and Director; such resignations are to be effective ten days after the filing and mailing of this Information Statement. The resignations were not the result of any disagreement with us on any matter relating to our operations, policies or practices.

On October 23, 2018, Mr. Jeremy Mah Waye Shawn resigned as Chief Investment Officer and Director; such resignations are to be effective ten days after the filing and mailing of this Information Statement. The resignations were not the result of any disagreement with us on any matter relating to our operations, policies or practices.

On October 23, 2018, Ch'ng Wee Ling, Lim Wei Foon, Ee Ewe Chuang and Tan Boon Yew were appointed Directors of the Company; such action is to be effective ten days after the filing and mailing of this Information Statement.

On October 23, 2018, Ch'ng Wee Ling was appointed President of the Company; such action is to be effective ten days after the filing and mailing of this Information Statement.

On October 23, 2018, Lim Wei Foon was appointed Chief Financial Officer and Chief Accounting Officer of the Company; such action is to be effective ten days after the filing and mailing of this Information Statement.

On October 23, 2018, Ee Ewe Chuan was appointed Chief Executive Officer of the Company; such action is to be effective ten days after the filing and mailing of this Information Statement.

On October 23, 2018, Tan Boon Yew was appointed Chief Marketing Officer of the Company; such action is to be effective ten days after the filing and mailing of this Information Statement.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Please refer to page 2 or 4 regarding the recent changes in our officers and directors. Effective ten days subsequent to the mailing and filing of this Information Statement our officers and directors will be Ch’ng Wee Ling, Lim Wei Foon, Ee Ewe Chuan and Tan Boon Yew.

Directors and Executive Officers

The following table sets forth the names and ages of the incoming director(s) and executive officer(s) of the Company, the principal offices and positions with the Company held by each person. Such person will become a director or executive officer of the Company effective 10 days after the mailing of this Information Statement. The executive officers of the Company are elected annually by the Board. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board. Unless described below, there are no family relationships among any of the directors and officers.

Name Age Position(s)

Mr. Ch’ng Wee Ling, Age 50- President and Director

Background of Mr. Ch’ng Wee Ling

Mr. Ch’ng Wei Ling is the founder, and has served as the director of, Global Link Industries Sdn Bhd and Global Link Cellular Accessories Sdn Bhd from 2010 to 2018. The companies are involved in the manufacturing, distribution and retail for mobile phone accessories products. Mr. Ch'ng Wei Ling recently resigned from his positions and is currently serving as an advisor to both companies.

Ms. Lim Wei Foon, Age 43- Chief Financial Officer, Chief Accounting Officer and Director

Background of Ms. Lim Wei Foon

Ms. Lim Wei Foon served as a Senior Accounts, Audit and Tax Co-Ordinator at S.Y. Choong & Co, an accounting firm from 1996 to 2001. In 2002, Ms. Lim was an executive at Citibank. From 2006 to 2008 she served as a marketing manager at LYM Packaging. From 2004 to 2007 Ms. Lim was the owner and director of Juvenile Book Store.

Mr. Ee Ewe Chuang, Age 50- Chief Executive Officer and Director

Background of Mr. Ee Ewe Chuang

Mr. Ee Ewe Chuang has served as the founder and director Hydroflex Engineering Sdn Bhd, a hose supply and trading company, from 1990 to present, Hydroware (M) Sdn Bhd, a metals and chemicals supply company from 1993 to present, and AE Commercial Trading, an import and export of marine food products company from 1994 to present.

Mr. Tan Boon Yew, Age 55- Chief Marketing Officer and Director

Background of Mr. Tan Boon Yew

Tan Boon Yew is the founder of Osmonics Sdn Bhd, an OEM and branded water filter supplier company in Malaysia, a company he established in 2000.

As of the date of this filing, there has not been any material plan, contract or arrangement (whether or not written) to which any of our officers or directors are a party in connection with their appointments at Exquisite Acquisition, Inc.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Transactions with Related Persons

We do not have any transactions with related persons.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our Board of Directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

·	the risks, costs and benefits to us;

·	the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

·	the terms of the transaction;

·	the availability of other sources for comparable services or products; and

·	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

Our Board of Directors did not hold an annual meeting in 2018.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Shareholder Communications

Our Board of Directors does not currently provide a process for shareholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for shareholder communications in the future.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The Company’s executive officers did not receive any compensation or other remuneration in their capacity as such during the fiscal year ended August 31, 2018.

Employment Agreements

The Company has not entered into any employment agreements with our executive officers or other employees to date.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended August 31, 2018.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at August 31, 2018. No equity awards were made during the fiscal year ended August 31, 2018.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor were any restricted stock held by such executive officers vested during the fiscal year ended August 31, 2018.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended August 31, 2018.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended August 31, 2018.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our Board of Directors received any compensation for his services as a director during the fiscal year ended August 31, 2018.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2018 we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 1, 2018

Luxxo, Inc., Formerly Known as Global Bridge Capital, Inc.

By: /s/ Goh Hock Seng
Goh Hock Seng
President and Director